SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)*

                          HITOX CORPORATION OF AMERICA
                    _________________________________________
                                (Name of Issuer)

                    Common Stock, Par Value $0.25 Per Share
                   ___________________________________________
                         (Title of Class of Securities)


                                   433658101
                                 ______________
                                 (CUSIP Number)

                            Patrick J. Dooley, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               ___________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 29, 1999
                        _________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PAULSON ACQUISITION LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 768,574
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   768,574
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            768,574

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    16.44%

14       Type of Reporting Person*

                  OO;IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PAULSON RANCH, LTD.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  BK

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 768,574
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   768,574
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            768,574

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                    16.44%

14       Type of Reporting Person*

                  PN;IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  BERNARD A. PAULSON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 828,074
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   828,074
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            828,074

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    17.71%

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, par value $0.25 per share (the "Shares"), of Hitox Corporation of America (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated April 27, 1999, filed by the Reporting Persons (the "Initial Statement"). Capitalized terms used but not defined herein all have the meaning ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 3.   Source and Amount of Funds or Other Consideration.

                  Paulson  Acquisition   expended   approximately   $419,383  to
purchase the Shares. Such amount was funded by the NationsBank Loan which amount was contributed to Paulson Acquisition.

Item 4.  Purpose of Transaction.

                  At a meeting of the Board of Directors of the Issuer on May 3, 1999, the Board of Directors terminated Mr. Paulson's services as Acting Chief Executive Officer, a position from which Mr. Paulson had recused himself as of March 23, 1999.

                  As a result of the transactions reported herein, the Reporting Persons may be deemed to own in excess of 15% of the issued and outstanding common stock of the Issuer and as such may be deemed to be an "Interested Stockholder" under Section 203 of the Delaware General Corporation Law ("DGCL").
Section 203 of the DGCL provides that a Delaware corporation such as the Issuer may not engage in any Business Combination (defined to include a variety of transactions, including a merger) with any Interested Stockholder (defined generally as any person that directly or indirectly, beneficially owns 15% or more of the outstanding voting stock of the corporation), or any affiliate or an Interested Stockholder, for three years after the date on which the Interested Stockholder became an Interested Stockholder. The three-year prohibition on Business Combinations with Interested Stockholders (the "Business Combination Prohibition") does not apply if certain conditions, described below, are satisfied.

                  The  Business  Combination  Prohibition  does  not  apply to a particular Business Combination between a corporation and a particular Interested Stockholder if (i) prior to the date such Interested Stockholder became an Interested Stockholder, the board of directors of such corporation approves either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is approved by the board of directors of such corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the Interested Stockholder.

                  The foregoing summary of Section 203 of the DGCL does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL.

                  Certain actions that may be considered by the Reporting Persons as described in the Initial Statement may be considered to be Business Combinations subject to be Business Combination Provision. However, the
Reporting Persons intend to continue to consider such actions, including evaluating a change in the composition of the Board of Directors of the Issuer and may seek to change the composition of the Board of Directors, which would not be considered a Business Combination subject to the Business Combination Prohibition.

Item 5.  Interest in Securities of the Issuer.

                          (a)       (i)     Paulson  Acquisition  may be  deemed
the beneficial owner of the 768,574 Shares (approximately 16.44% of the total number of Shares issued and outstanding). This number includes 768,574 Shares held for its account.

                                    (ii)    Paulson  Ranch  may  be  deemed  the
beneficial owner of the 768,574 Shares (approximately 16.44% of the total number of Shares issued and outstanding). This number includes 768,574 Shares held for the account of Paulson Acquisition.

                                                               Page 6 of 8 Pages


                                    (iii)   Mr.   Paulson   may  be  deemed  the
beneficial owner of 828,074 Shares (approximately 17.71% of the total number of Shares issued and outstanding assuming exercise of the options held for his account). This number includes (A) 768,574 Shares held for the account of Paulson Acquisition, (B) 42,000 Shares held for his account and (C) 17,500 Shares issuable upon the exercise of currently exercisable options held for his account.

                           (b)      (i)     Paulson Acquisition may be deemed to
have the sole power to direct the voting and disposition of the 768,574 Shares held for its account.

                                    (ii)    Paulson  Ranch may be deemed to have
the sole power to direct the voting and disposition of the 768,574 Shares held for the account of Paulson Acquisition.

                                    (iii)   Mr.  Paulson  may be  deemed to have
the sole power to direct the voting and disposition of the 768,574 Shares held for the account of Paulson Acquisition and the 59,500 Shares (and securities derivative thereof) held for his account.

                           (c)      Except for the transactions  listed on Annex
A hereto, there have been no transactions effected with respect to the Shares since April 27, the date the Initial Statement was filed, by any of the Reporting Persons.

                           (d)      The  members  of  Paulson   Acquisition,   a
Delaware limited liability company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Paulson Acquisition LLC in accordance with their ownership interests in Paulson Acquisition.

                           (e)      Not applicable.

                  Each of Paulson Acquisition and Paulson Ranch expressly disclaims beneficial ownership of the Shares held for the account of Mr. Paulson.

                                                               Page 7 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 3, 1999

                              PAULSON ACQUISITION LLC


                              By: /s/ Bernard A. Paulson
                                  ----------------------------------------------
                                  Name:    Bernard A. Paulson
                                  Title:   President and Chief Executive Officer


                              PAULSON RANCH LTD.

                              By: PAULSON MANAGEMENT, L.L.C.

                                  By:   /s/ Bernard A. Paulson
                                        ----------------------------------------
                                        Name:    Bernard A. Paulson
                                        Title:   Member



                                  Bernard A. Paulson

                                  /s/ Bernard A. Paulson
                                  ----------------------------------------------

                                                               Page 8 of 8 Pages


                                                          ANNEX A

                                        RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                               HITOX CORPORATION OF AMERICA



                                            Date of             Nature of            Number of           Price Per
For the Account of                        Transaction          Transaction            Shares              Share
------------------                        -----------          -----------            ------              -----
Paulson Acquisition LLC                     4/29/99              Purchase             100,000             $2.97
Paulson Acquisition LLC                     4/30/99              Purchase              39,100             $3.13

